Exhibit 99.3

Notice Concerning UBIC’s Issuance Terms of Stock Options

(Subscription Rights to Shares)

TOKYO, July 31, 2015 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, today announced as follows that its Board of Directors, at a meeting held on July 31, 2015, resolved the allotment of subscription rights to shares (the “Share Options”), in accordance with “Issuance of Subscription Rights to Shares as Stock Options” resolved at its 12th Ordinary General Meeting of Shareholders held on June 23, 2015. The details are as follows:

1.	Issuance date of the Share Options	August 1, 2015

2.	Number of the Share Options to be issued	600 (the number of shares per one (1) Share Option is 100)

3.	Issue price of the Share Options	No consideration shall be paid.

4.	Class and number of shares covered by the Share Options	60,000 common shares of the Company

5.	Amount payable in exercising the Share Options	JPY 930 per one (1) share

6.	Amount that is transferred into paid-in capital from the issue price of shares, in case of issuance of shares upon exercise of the Share Options	JPY 465 per one (1) share

7.	Period during which the Share Options can be exercised	August 2, 2018 — August 1, 2021

8.	Persons entitled to the allotment of the Share Options and number of allotment
	(1) Twelve (12) employees of the Company’s subsidiaries	600

Additional Notes:

(1)	Date of the Board of Directors’ resolution to submit a proposal for approval at the Ordinary General Meeting of Shareholders	May 13, 2015

(2)	Date of resolution at the Ordinary General Meeting of Shareholders	June 23, 2015

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

About UBIC

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its proprietary AI-based software program, “VIRTUAL DATA SCIENTIST” or VDS. Developed by UBIC based on knowledge acquired through its litigation support services, the VDS program incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of eDiscovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides eDiscovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Chief Executive Officer and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi